Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

YOUNOW, INC.

SUPPLEMENT NO. 3 DATED APRIL 30, 2020

TO THE OFFERING CIRCULAR DATED FEBRUARY 7, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of YouNow, Inc. (the “Company”) dated February 7, 2020 and accepted for filing by the Securities and Exchange Commission (the “SEC”) on February 12, 2020, as it may be amended or supplemented from time to time, including by:

●	A post-qualification amendment to the Company’s offering statement on Form 1-A of which the Offering Circular is a part, filed with the SEC on March 3, 2020 but not yet qualified;

●	Supplement No. 1 to the Offering Circular, filed with the SEC on April 1, 2020; and

●	Supplement No. 2 to the Offering Circular, filed with the SEC on April 27, 2020.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 3 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and the other disclosure items referred to above.

The purpose of this supplement is to disclose the material terms of a contract between the Company and Algorand Foundation Ltd.

The following text should be considered part of the Offering Circular under “Description of Business – Recent Developments”:

On April 24, 2020, a Panamanian subsidiary of the Company entered into an agreement with Algorand Foundation Ltd. (the “Foundation”). The Foundation is a non-profit Singapore public company whose stated objectives include the establishment of an open, public and permissionless blockchain based on the Algorand protocol and open source software initially designed by Silvio Micali and others. Pursuant to that agreement, the Company has agreed to migrate a portion of its operations (relating to the holding and delivery of “Pending Props”, which are Props that have been earned by App users but may not yet be delivered because those users have not yet completed their KYC, AML and other Props subscription requirements) from a Company-designed sidechain to the Algorand blockchain. This migration is expected to be completed within the next 3 months. The agreement also provides that the Company and the Foundation will enter into a formal collaboration to explore the feasibility and desirability of a broader transition of the underlying infrastructure of Props Tokens from the Ethereum blockchain to the Algorand blockchain, following a successful completion of the Pending Props migration, subject to both parties reasonably concluding that completion of this broader transition is feasible on commercially reasonable terms and desirable for both the parties and the holders of Props. The agreement offers various incentives to the Company in the event the Pending Props transition is successfully completed and in the event the broader transition is undertaken thereafter and successfully completed. There can be no assurance the Pending Props migration will be successfully completed in the time indicated, or at all, or that the broader transition will be undertaken thereafter and successfully completed.

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From time to time, we may further supplement the Offering Circular or amend the offering statement of which the Offering Circular is a part, by filing additional supplements or amendments. You should read the entire Offering Circular, as supplemented or amended, before deciding whether to invest.